UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CalAmp Corp.

(Exact name of the registrant as specified in its charter)

Delaware	0-12182	95-3647070
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

15635 Alton Parkway, Suite 250 Irvine, California	92618
(Address of principal executive offices)	(Zip code)

Richard M. Scott

Chief Legal Officer and Secretary

(949) 600-5600

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

CalAmp Corp.'s Conflict Minerals Report for the year ended December 31, 2022 is filed as Exhibit 1.01 hereto and is publicly available on the Company's web site at www.calamp.com/supply-chain.

Item 1.02 – Exhibit

The Conflict Minerals Report is attached hereto as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CALAMP CORP.

/s/ Jikun Kim	May 30, 2023
Jikun Kim Senior Vice President, Chief Financial Officer	(Date)